

June 8, 2011

Frank A. D'Amelio
Executive Vice President, Business Operations and
Chief Financial Officer (Principal Financial Officer)
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

>   **Re: Pfizer Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 28, 2011**
>   **File No. 001-03619**

Dear Mr. D'Amelio:

We have reviewed your April 27, 2011 response to our April 13, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 13
Financial Review
Product Developments – Biopharmaceutical, page 28

1. We have reviewed your response to our comment one and believe the following disclosures would be useful to readers of your filings:

    *   Research and development expense by segment including a discussion of the nature of costs reported in the Corporate/Other segment.
    *   You manage research and development expense holistically and what you mean by that.
    *   You do not disaggregate research and development expense by development phase or by therapeutic area as you do not manage your operations by development phase or by therapeutic area.
    *   You believe any prior period information about research and development expense by phase and/or therapeutic area would not necessarily be representative of future spending

since much of your spending occurs in platform services where your resources can migrate quickly to targets in any phase of development or in any therapeutic area, allowing you to respond quickly as conditions change.

Financial Condition, Liquidity and Capital Resources, page 41

2. Please refer to your response to our comment three. Your proposed disclosure states that you have the ability to meet both your domestic and international liquidity needs for the foreseeable future, due to your significant operating cash flows, financial assets, access to capital markets, and substantial undrawn committed lines of credit and revolving credit agreements in the U.S. Such an assertion does not diminish the value of this disclosure to an investor in understanding the long term liquidity needs of the company. As previously requested, please disclose the amount of cash and short term investments held by foreign subsidiaries. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Notes to Consolidated Financial Statements
7. Taxes on Income
A.Taxes on Income, page 70

3. Please refer to your response to our comment five. Please revise your proposed disclosure to quantify the amounts discussed in footnotes (b) and (c).

C. Deferred Taxes, page 72

4. Please refer to your response to our comment seven. Please revise your disclosure to explicitly state that the determination of the unrecognized deferred tax liability is not *practicable*. Refer to ASC 740-30-50-2.c.

19. Legal Proceedings and Contingencies, page 98

5. Please refer to your response to our comment nine. Given the different stages of each of the litigation matters discussed and the length of time pending, it appears unusual that you are unable to provide any discussion of the possible loss or range of loss relating to your outstanding contingencies. Please either provide a range of loss, which may be aggregated, or tell us the reasons why you are unable to provide an estimate. Please address each contingency separately.

6. Please refer to your response to our comment ten. Please revise your disclosure to include the information provided in your response in future filings.

B. Product Litigation
Asbestos
Quigley, page 102

7. Please refer to your response to our comment eleven. Please tell us why you were unable to provide a range of possible loss at December 31, 2009 or July 4, 2010 for this matter.

Form 10-Q for the Period Ended April 3, 2011
Part I. Financial Information
Item 1. Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 14. Legal Proceedings and Contingencies

8. Your disclosure states that in March 2011 you recorded a charge of $472 million in the first quarter of 2011 relating to the hormone-replacement therapy actions against the Company and its affiliated companies. Please tell us why you were unable to provide a range of possible loss at December 31, 2010 for these matters.

        You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant